Exhibit 3.1

SECOND AMENDMENT TO

AMENDED AND RESTATED BYLAWS

of

ag&e hOLDINGS iNC.

This Second Amendment to Amended and Restated Bylaws of AG&E Holdings Inc., an Illinois corporation (the “Company”), was approved on the 7th day of June, 2016, by the board of directors of the Company.

The Amended and Restated Bylaws of the Company, as amended by that First Amendment thereto (collectively, the “Bylaws”), are amended hereby as follows:

The first sentence of Article III, Section 2 is deleted and hereby replaced with the following:

The number of directors of the Corporation shall be from three (3) to seven (7) as fixed from time to time by the Board of Directors, but no decrease in the number of directors shall shorten the term of any incumbent director.

All other terms of the Bylaws shall remain in full force and effect.

/s/ Anthony Spier

As of June 7, 2016